For Immediate Release

Aspen Group signs binding Letter of Intent to sell its U.S. assets

OKLAHOMA CITY, Oklahoma, July 7, 2004 - Aspen Group Resources Corporation (TSX: ASR) ("Aspen" or the "Company") today announced that it has signed a binding Letter of Intent (LOI) with Crusader Energy Corporation (“Crusader”), an Oklahoma-based production and development company, to sell its U.S. oil and gas assets for approximately US$22 million cash, pending closing adjustments. The transaction has an effective date of June 1, 2004 upon closing, which must occur on or before October 1, 2004, subject to final due diligence by Crusader, negotiation and execution of a definitive Purchase and Sale agreement, and receipt of all applicable regulatory approvals.

The LOI proposes the sale of all of Aspen’s U.S. oil and gas production and reserves, which equates to approximately 600 boepd (3,600 mcfepd) of production and approximately 4.4 million boe (26.4 bcfe) of proven reserves. Aspen’s wholly owned subsidiary United Cementing and Acidizing Co. is not included in the sale. The reserves are approximately 88 percent natural gas.

“As we have stated before, our goal is to turn Aspen into a profitable, growing company. As part of that process, we have reviewed every aspect of the Company’s operations and evaluated all of our assets in order to determine the best course for achieving that goal,” commented Robert Calentine, CEO of Aspen. “By monetizing the U.S. assets, we are able to eliminate our long-term debt, add significant cash to our balance sheet, and move forward with a corporate strategy that enables us to control our own destiny.”

Crusader Energy Corporation is a new entity funded by an equity investment made by Kayne Anderson Capital Advisors, L.P. and David D. LeNorman.

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, and development of oil and natural gas properties in North America. Aspen's shares trade on The Toronto Stock Exchange under the symbol “ASR”.

Additional information on Aspen Group Resources Corporation is available from:

Kevin O'Connor

877-775-8734

koconnor@aspengroupresources.com

Or visit the Company's website at www.aspengroupresources.com

Portions of this document include “forward-looking statements”, which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this document are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management’s expectations and projections expressed in this document.  Certain factors that can affect the Company’s ability to achieve projected results are described in the Company’s Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission.  Such factors include, among others, production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, and the ability of the company to implement its business strategy.